UNIONMADE, Inc.

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

UNIONMADE, Inc.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
UNIONMADE, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of UNIONMADE, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 16, 2018
Glen Allen, Virginia

UNIONMADE, Inc.

Balance Sheets
December 31, 2017 and 2016

Assets	2017	2016
Current assets:		
Cash	$ 142,266	$ 73,077
Accounts receivable	2,591	-
Inventory - net	1,504,270	2,022,559
Prepaid expenses	11,410	5,900
Other current assets	29,558	23,358
Total current assets	1,690,095	2,124,894
Property and equipment - net	125,797	144,637
	$ 1,815,892	$ 2,269,531
Liabilities and Stockholder's Equity (Deficit)		
Current liabilities:		
Short-term line of credit	$ 144,191	$ 12,849
Accounts payable	1,128,550	973,960
Accrued expenses	223,909	286,052
Due to related party	48,504	24,504
Other current liabilities	44,632	52,703
Total current liabilities	1,589,786	1,350,068
Long-term liabilities:		
Long-term line of credit	240,000	240,000
Total liabilities	1,829,786	1,590,068
Stockholder's equity (deficit):		
Common stock at no par value, 10,000 shares authorized; 1,000 shares issued and outstanding in 2017 and 2016	25,000	25,000
Additional paid-in capital	414,188	414,188
Accumulated deficit	(453,082)	240,275
Total stockholder's equity	(13,894)	679,463
	$ 1,815,892	$ 2,269,531

See report of independent accountants and accompanying notes to financial statements.

UNIONMADE, Inc.

Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Sales - net	$ 6,113,271	$ 7,496,554
Cost of sales	4,099,645	4,407,207
Gross profit	2,013,626	3,089,347
Operating expenses:		
Salaries, wages, and personnel expenses	1,626,606	1,878,041
Selling, general, and administrative expenses	568,297	688,986
Facility expenses	370,482	416,124
Depreciation	37,974	40,430
Total operating expenses	2,603,359	3,023,581
Operating (loss) income	(589,733)	65,766
Other expenses:		
Interest expense	50,835	33,751
Other miscellaneous income and expenses	1,235	8,070
Total other expenses	52,070	41,821
Net (loss) income	$ (641,803)	$ 23,945

See report of independent accountants and accompanying notes to financial statements.

UNIONMADE, Inc.

Statements of Changes in Stockholder's Equity (Deficit)
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2016	$ 25,000	$ 414,188	$ 392,177	$ 831,365
Distributions to stockholder	-	-	(175,847)	(175,847)
Net income	-	-	23,945	23,945
Balance, December 31, 2016	25,000	414,188	240,275	679,463
Distributions to stockholder	-	-	(51,554)	(51,554)
Net loss	-	-	(641,803)	(641,803)
Balance, December 31, 2017	$ 25,000	$ 414,188	$ (453,082)	$ (13,894)

See report of independent accountants and accompanying notes to financial statements.

UNIONMADE, Inc.

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net (loss) income	$ (641,803)	$ 23,945
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation	37,974	40,430
Change in operating assets and liabilities:		
Accounts receivable	(2,591)	-
Inventory - net	518,289	367,825
Prepaid expenses	(5,510)	-
Other current assets	(6,200)	-
Accounts payable	154,590	(397,303)
Accrued expenses	(62,143)	(98,086)
Due to related party	24,000	24,504
Other current liabilities	(8,071)	(48,037)
Net cash provided by (used in) operating activities	8,535	(86,722)
Cash flows used in investing activities:		
Purchase of property and equipment	(19,134)	(4,657)
Cash flows from financing activities:		
Proceeds from lines of credit, net	131,342	162,967
Distributions to stockholder	(51,554)	(175,847)
Net cash provided by (used in) financing activities	79,788	(12,880)
Net change in cash	69,189	(104,259)
Cash, beginning of year	73,077	177,336
Cash, end of year	$ 142,266	$ 73,077
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 50,835	$ 33,751

See report of independent accountants and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: UNIONMADE, Inc. (the "Company"), was incorporated in the state of California in 2009. The Company operates as a retailer of fashion and clothing products.

Management's Plans: The Company's strategic plan for 2018 is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved through the combining of the Men's and Women's businesses under a single brand name and by expanding and growing the Company's brick and mortar business with additional points of sale, along with focused growth of the ecommerce platform. In addition, the Company plans to research, develop, and produce a high-margin, exclusively branded apparel line to sell in stores and online creating higher profitability than the typical third party products sold. The Company believes that the combination of its strategic plan and capital contributions from its Wefunder financing round will enable the Company to continue to grow and increase its position as a leader in the Men's and Women's apparel industry and to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in two financial institutions with balances that periodically exceed federally insured limits.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end.   The Company uses the allowance method under generally accepted accounting principles for recording bad debts.   As of December 31, 2017, management did not deem an allowance for uncollectable accounts to be necessary.   There were no outstanding receivables at December 31, 2016.

Inventory: Inventory consists of finished goods including clothing products and other fashion accessories. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels on a periodic basis and records a valuation allowance as considered necessary. A valuation allowance of $72,174 and $90,450 was recorded at December 31, 2017 and 2016, respectively.

Notes to Financial Statements, Continued

1.   Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method and other accelerated methods based upon the estimated useful lives of related assets, which is five to thirty-nine years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's storefront locations and upon delivery for items sold outside of these locations through the Company's website. Revenue is recorded net of discounts.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $18,886 for 2017 and $29,804 for 2016.

Income Taxes and Uncertainties: The Company, with the consent of its stockholder, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholder of an S Corporation is taxed on their proportionate share of the Company's taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017 or 2016. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1.   **Summary of Significant Accounting Policies, Continued:**

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through October 16, 2018, the date the financial statements were available for issuance, and has determined that other than the events disclosed in Note 5, no additional disclosures are necessary.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2017	2016
Automobiles	$ 53,644	$ 53,644
Furniture, fixtures, and equipment	209,468	199,053
Leasehold improvements	139,849	131,131
	402,961	383,828
Less - accumulated depreciation	277,164	239,191
	$ 125,797	$ 144,637

Depreciation expense was $37,974 for 2017 and $40,430 for 2016.

3.   **Lines of Credit:**

The Company obtained a line of credit with a financial institution in February 2016 with a limit of $450,000. The line of credit bore interest at 6.0% per annum with principal and accrued interest payable monthly. The balance was to be paid in full on or before the line of credit matured in February 2017. The line of credit was secured by substantially all assets of the Company. The balance of the line of credit was $12,849 at December 31, 2016 and was paid in full during 2017.

The Company obtained a line of credit with a financial institution in October 2016 with a limit of $250,000. The line of credit bears interest at 7.6% per annum with principal and accrued interest payable monthly. The balance is to be paid in full on or before the line of credit matures in June 2022. The Company made interest only payments through 2017 and began making payments towards the outstanding principal balance during 2018. The balance of the line of credit was $240,000 at December 31, 2017 and 2016. The line of credit is secured by substantially all assets of the Company.

The Company obtained a line of credit with a financial institution in September 2017 with a limit of $225,000. The line of credit bears interest at 6.0% per annum with principal and accrued interest payable monthly. The balance is to be paid in full on or before the line of credit matured in September 2018. The balance of the line of credit was $144,191 at December 31, 2017. The line of credit is secured by substantially all assets of the Company.

4.   **Stockholder's Equity:**

Pursuant to its articles of incorporation, the Company is authorized to issue 10,000 shares of common stock with no par value per share. The Company issued 1,000 shares of common stock to the sole stockholder of the Company upon incorporation at $25 per share. The holder of each share of common stock is entitled to one vote. At December 31, 2017 and 2016, there were 1,000 shares issued and outstanding, respectively.

5.   **Leases:**

The Company leases its retail store locations and warehouses under various non-cancelable operating lease agreements with expiration dates ranging from 2021 through 2023. Additional leases exist that are month-to-month. Monthly rent expense ranged from $176 to $12,300. The total rent expense related to these locations was $313,841 for 2017 and $361,072 for 2016.   Various leases include rent escalation clauses. The straight line rent effect is considered immaterial as a whole to the financial statements. Certain leases called for deposits totaling approximately $24,000 at December 31, 2017 and 2016, included in other current assets on the accompanying balance sheets.

5. **Leases, Continued:**

The Company entered into a lease agreement for a retail location in May 2018. This lease began on April 1, 2018 and will continue until March 31, 2023. Future rent payments related to this lease are included in the schedule below.

Future minimum payments under operating lease obligations consisted of the following at December 31, 2017:

Year	Amount
2018	$ 192,324
2019	213,008
2020	220,819
2021	173,580
2022	69,699
Thereafter	17,635
	$ 887,065

6. **Related Party Transactions:**

The Company has $48,504 and $24,504 included as due to related party on the accompanying balance sheets at December 31, 2017 and 2016. This amount represents a loan from a relative of the stockholder of the Company and began being repaid in 2018. This amount does not have formal repayment terms and is not accruing interest. As of the date of this report there is approximately $23,000 outstanding to this related party.